June 5, 2014

                       Filed via EDGAR

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Almost Family, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 14, 2014
File No. 001-09848

Dear Ms. Jenkins:

Almost Family, Inc. appreciates the opportunity to respond to the comment provided by the Commission Staff contained in your correspondence dated June 3, 2014 for the corporation and filing listed above.

For ease of reference, we have repeated the Staff’s comment in italics preceding our response.

Form 10-K for the Year Ended December 31, 2013
Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 29
Non-GAAP Financial Measure, page 42
EBITDA, page 42

SEC Comment:

•
We note from page 43 that you include stock-based compensation in your calculation of EBITDA.  To the extent EBITDA includes adjustments beyond those contemplated by the acronym (e.g., depreciation of fixed assets, amortization of intangible assets, interest, etc), please confirm to us that you will revise future filings to characterize the title of EBITDA as adjusted EBITDA or other applicable title.  Refer to Section 103 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Management’s Response to Comment:

We acknowledge the Staff’s comment.  In future filings, to the extent EBITDA includes adjustments beyond those contemplated by the acronym (e.g., depreciation of fixed assets, amortization of intangible assets, interest, etc.), we will characterize the title of EBITDA to be “as adjusted EBITDA” or other applicable title.

Requested Acknowledgment

Almost Family, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (502) 891-1042 or our legal counsel, James A. Giesel, at (502) 568-0307, if you have any questions.

Sincerely,

/s/ C. Steven Guenthner

C. Steven Guenthner
President and
Principal Financial Officer